HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2006 AUG -3 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03638

Date: 28 July 2006

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.



06015725

SUPPL

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement dated 27 July 2006 issued jointly by the Company and ITC Corporation Limited for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED



p.p. Florence Kam
Company Secretary
/vw
Encl

PROCESSED

AUG 08 2006
THOMSON
FINANCIAL



O:\Hanny 2006\Correspondence\Letter\114-US Sec-annc't 27 Jul 06.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)


HANNY


ITC

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 275)

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

POSTPONEMENT OF DESPATCH DATE OF CIRCULAR

- Hanny has applied for a waiver from the strict compliance with Rule 8.2 of the Takeovers Code and Rules 14.38 and 14A.49 of the Listing Rules for extending the despatch date of the Hanny Circular to a date no later than 28th August, 2006.
- ITC has applied for a waiver from the strict compliance with Rule 14.38 of the Listing Rules for extending the despatch date of the ITC Circular to a date no later than 28th August, 2006.

Reference is made to the joint announcement (the "Joint Announcement") issued by Hanny Holdings Limited and ITC Corporation Limited dated 6th July, 2006. Terms used herein shall have the same meanings as those defined in the Joint Announcement unless the context requires otherwise.

Under Rule 8.2 of the Takeovers Code and Rules 14.38 and 14A.49 of the Listing Rules, a circular of Hanny (the "Hanny Circular") setting out, among other things, details of the Hanny Notes, the CEL Note Subscription and the Whitewash Waiver, financial information on the Hanny Group, a recommendation of the independent board committee of Hanny, a letter of advice from an independent financial adviser and a notice convening a special general meeting of Hanny is required to be despatched to the Hanny Shareholders on or before 27th July, 2006.

It is expected that Hanny would announce its annual results for the year ended 31st March, 2006 (the "Hanny Annual Results") on or around 28th July, 2006. In order to provide more updated financial information in the Hanny Circular, Hanny will include the Hanny Annual Results in the Hanny Circular. Furthermore, additional time is required for the preparation of, among other things, (i) the unaudited pro forma financial information of the Hanny Group illustrating the financial effects of the issue of Hanny Notes, the CEL Note Subscription and the Deemed Disposal; and (ii) the letter from the independent financial adviser subsequent to the release of the Hanny Annual Results, for inclusion in the Hanny Circular. Accordingly, the Hanny Directors consider that the despatch of the Hanny Circular will have to be delayed and an application has been made by Hanny to the Executive and the Stock Exchange for extension of the deadline for despatch of the Hanny Circular to a date no later than 28th August, 2006.

Under Rule 14.38 of the Listing Rules, a circular of ITC (the "ITC Circular") containing, among other things, details of the ITC Subscription, the possible very substantial acquisition of equity interests in Hanny on conversion of the ITC Subscriber Notes, financial information on the ITC Group, unaudited pro forma financial information of the ITC Group as enlarged by the Hanny Group and a notice convening a special general meeting of ITC is required to be despatched to the ITC Shareholders on or before 28th July, 2006.

It is expected that ITC would announce its annual results for the year ended 31st March, 2006 (the "ITC Annual Results") on or around 28th July, 2006. In order to provide more updated financial information in the ITC Circular, ITC will include the ITC Annual Results in the ITC Circular. Furthermore, additional time is required for the preparation of, among other things, the unaudited pro forma financial information of the ITC Group illustrating the financial effects of the ITC Subscription and the possible very substantial acquisition of equity interests in Hanny on conversion of the ITC Subscriber Notes subsequent to the release by ITC and Hanny of their respective annual results, for inclusion in the ITC Circular. Accordingly, the ITC Directors consider that the despatch of the ITC Circular will have to be delayed and an application has been made by ITC to the Stock Exchange for extension of the deadline for despatch of the ITC Circular to a date no later than 28th August, 2006.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

As at the date of this announcement, the directors of ITC are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna
(Deputy Chairman & Managing Director)
Mr. Chan Kwok Hung
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

Independent Non-executive Directors:
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Mr. Wong Kam Cheong, Stanley
Hon. Shek Lai Him, Abraham, *JP*

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
ITC CORPORATION LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 27th July, 2006

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the ITC Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the ITC Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Hanny Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Hanny Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Hanny Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司

(Incorporated in Bermuda with limited liability)

Date: 28 July 2006

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose a copy of the circular dated 28 July 2006 issued by the Company in relation to the subscription of convertible note of Golden Harvest Entertainment (Holdings) Limited by Quick Target Limited, a wholly-owned subsidiary of the Company, for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED



p.p. Florence Kam
Company Secretary
/vw
Encl

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372 0733 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTION – SUBSCRIPTION OF CONVERTIBLE NOTE OF GOLDEN HARVEST ENTERTAINMENT (HOLDINGS) LIMITED

Financial adviser to Hanny Holdings Limited



SOMERLEY LIMITED

28th July, 2006

CONTENTS

Page

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Business Day"	means any day other than a Saturday on which banks in Hong Kong are open for business
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Subscription Agreement
"connected person"	has the meaning as defined in the Listing Rules
"Convertible Note"	the Note with principal amount of HK$50 million to be subscribed by the Subscriber or its nominee pursuant to the Subscription Agreement
"Conversion Price"	the conversion price per Golden Harvest Share under the Convertible Note (subject to adjustments from time to time pursuant to the terms of the Convertible Note)
"Conversion Shares"	new Golden Harvest Shares which would fall to be issued by Golden Harvest upon the exercise of the conversion rights attached to the Notes (including the Convertible Note) at the then prevailing Conversion Price
"Director(s)"	director(s) of the Company
"Golden Harvest"	Golden Harvest Entertainment (Holdings) Limited (stock code: 1132), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Golden Harvest Group"	Golden Harvest and its subsidiaries
"Golden Harvest Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of Golden Harvest
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	26th July, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Committee"	the listing sub-committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the day before the date falling on the second anniversary from the date of Completion, or if that is not a Business Day, the first Business Day thereafter

"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules
"Notes"	the 4% convertible notes in the aggregate principal amount of HK$100 million (including the Convertible Note) proposed to be issued by Golden Harvest, which entitle the holder(s) thereof to convert the principal amount outstanding into the Conversion Shares at the then prevailing Conversion Price, and "Note" shall be construed accordingly
"Other Subscription Agreements"	three other subscription agreements all dated 10th July, 2006 for the subscription of the Notes (excluding the Convertible Note) with an aggregate principal amount of HK$50 million entered into between Golden Harvest and three other subscribers
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	Quick Target Limited, a company incorporated in the British Virgin Islands with limited liability on 3rd May, 2006 and an indirect wholly-owned subsidiary of the Company
"Subscription"	the subscription of the Convertible Note by the Subscriber or its nominee pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 10th July, 2006 entered into between the Subscriber and Golden Harvest in relation to the Subscription, subject to the terms and conditions contained therein
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

28th July, 2006

To the Shareholders and, for information only, to the holders of convertible bonds and share options granted under the Company's share option scheme

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION – SUBSCRIPTION OF CONVERTIBLE NOTE OF GOLDEN HARVEST ENTERTAINMENT (HOLDINGS) LIMITED

INTRODUCTION

On 11th July, 2006, the Company announced that the Subscriber has entered into the Subscription Agreement on 10th July 2006 with Golden Harvest in relation to the subscription by the Subscriber or its nominee of the Convertible Note due 2008 of Golden Harvest with a principal amount of HK$50 million. On the same day, Golden Harvest entered into the Other Subscription Agreements with other subscribers on substantially the same terms offered to the Subscriber under the Subscription Agreement. To the best of the knowledge, information and belief of the Directors, and having made all reasonable enquiries, each of the other subscribers is a third party independent of the Company and its connected persons. The total principal amount of the Notes to be issued by Golden Harvest (including the Convertible Note) is HK$100 million.

The Subscription under the Subscription Agreement and the acquisition of the Conversion Shares upon exercise of the conversion right attached to the Convertible Note each constitutes a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with information on the Subscription Agreement and the Convertible Note, and further information on the Company.

SUBSCRIPTION AGREEMENT

Date: 10th July, 2006

Parties to the Subscription Agreement

(i) the Subscriber, as the subscriber for the Convertible Note with principal amount of HK$50 million by cash; and

(ii) Golden Harvest as the issuer of the Convertible Note.

To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, Golden Harvest is a third party independent of the Company and its connected persons and none of the connected persons of the Company held any Golden Harvest Shares as at the date of the Subscription Agreement and the Latest Practicable Date.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon:

(a) the Listing Committee having granted (either unconditionally or subject only to, among other things, conditions to which neither Golden Harvest nor any of the Subscriber and other subscribers in each case reasonably object) the listing of and permission to deal in the Conversion Shares;

(b) the passing by the requisite majority required under the Listing Rules of the shareholders of Golden Harvest in general meeting (excluding any shareholders who are not entitled to vote by reason of applicable provisions in the Listing Rules) of a resolution for the approval, confirmation and ratification of Golden Harvest's entry into the Subscription Agreement and Golden Harvest's performance of the transactions contemplated therein, including the issue of the Notes and the Conversion Shares which fall to be issued and allotted upon the exercise of the conversion rights attached to the Notes;

(c) the issue and delivery of a legal opinion by Bermuda counsel (on matters relating to, among other things, the validity of the Subscription Agreement and the Convertible Note under the Bermuda Law and on whether or not Golden Harvest has the capacity to enter into the Subscription Agreement and the Convertible Note) in such form and substance as may reasonably be required by the Subscriber; and

(d) the representations, warranties and undertakings made by Golden Harvest in the Subscription Agreement being true, complete and accurate and not misleading in any material respect when made, and shall be true, complete and accurate and not misleading in any material respect as at Completion.

If any of the above conditions precedent have not been fulfilled or waived by the Subscriber (in respect of condition precedent (d) above) on or before the day which falls on the expiry of 120 calendar days immediately following the date of the Subscription Agreement (or such later date as the Subscriber and Golden Harvest may agree in writing), then the Subscription Agreement shall lapse immediately thereafter and be of no further effect and neither party to the Subscription Agreement shall have any claim against or liability or obligation to other party under the Subscription Agreement except for any antecedent breach.

Completion

Completion is to take place on the third Business Day after the date upon which the conditions stated in the section headed "Conditions of the Subscription Agreement" above are fulfilled or, as the case may be, waived, or such other date as the Subscriber and Golden Harvest may agree in writing.

Termination by the Subscriber

The Subscriber may by prior notice to Golden Harvest terminate the Subscription Agreement at any time prior to payment for the Convertible Note on the date of Completion if:

(a) there develops, occurs or comes into effect:

(i) any event, development or change (whether or not local, national or international or forming part of a series of events, developments or changes occurring or continuing before, on and/or after the date of the Subscription Agreement), including an event or change in relation to or a development of an existing state of affairs of a political, military, industrial, financial, economic, fiscal, regulatory or other nature, whether or not sui generis with any of the foregoing;

(ii) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise;

(iii) any material and adverse change in conditions of local, national or international securities markets;

(iv) any new law or regulation or change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other jurisdiction relevant to the Golden Harvest Group which shall materially and adversely affect the business or the financial or trading position of Golden Harvest;

(v) any suspension of dealings in the Golden Harvest Shares for a period exceeding ten Business Days other than due to the clearance of any announcement required to be issued by Golden Harvest under the Listing Rules;

(vi) a change or development involving a prospective change of taxation or exchange control (or the implementation of exchange control) in Hong Kong or elsewhere which would materially and adversely affect the business, financial or trading position of Golden Harvest; or

(vii) the instigation of any litigation or claim of material importance by any third party against any member of the Golden Harvest Group which would materially and adversely affect the business, financial or trading position of Golden Harvest,

and which can reasonably be expected, in the opinion of the Subscriber acting reasonably, to have or has had a material adverse effect upon the condition (financial or otherwise) or earnings, business affairs or business prospects of Golden Harvest; or

(b) there is any material breach of any of the representations, warranties and undertakings made by Golden Harvest as set out in the Subscription Agreement which has come to the knowledge of the Subscriber or any event which has occurred or any matter which has arisen on or after the date of the Subscription Agreement and prior to Completion which if it had occurred or arisen before the date of the Subscription Agreement would have rendered any of such representations, warranties and undertakings untrue, inaccurate or misleading; or

(c) there has been a breach of or failure to perform any of Golden Harvest's obligations in any material respect under the Subscription Agreement.

In the event that the Subscriber terminates the Subscription Agreement, all obligations of each of the parties under the Subscription Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter arising out of or in connection with the Subscription Agreement except for any antecedent breach.

THE CONVERTIBLE NOTE

Principal Terms

Principal amount:	HK$50 million
Conversion Price:	The initial Conversion Price is HK$0.22 per Golden Harvest Share, subject to customary anti-dilution adjustments in events including share consolidation, share subdivision, capitalisation issue, capital distribution, rights issue and other equity or equity derivative issues.
Interest rate:	4% per annum, payable semi-annually in arrears.
Maturity:	The day before the date falling on the second anniversary from the date of Completion.
Redemption:	Unless previously converted or purchased or redeemed, Golden Harvest will redeem the Convertible Note on the Maturity Date at the redemption amount which is 104% of the principal amount of the Convertible Note then outstanding together with accrued but unpaid interest. The yield to maturity of the Convertible Note is approximately 5.9% per annum.
Transferability:	The Convertible Note may not be (i) transferred to any person which is not a subsidiary or holding company of the Subscriber; or (ii) assigned or transferred to a connected person of Golden Harvest, both without the prior written consent of Golden Harvest.
Conversion period:	The Subscriber shall have the right, at any time during the period commencing on the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, to convert the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount outstanding of the Convertible Note into Golden Harvest Shares at the then prevailing Conversion Price. Fractions of the Golden Harvest Shares will not be issued on conversion and no amount in lieu thereof shall be refunded to the Subscriber.
Put right of the Subscriber:	The Subscriber shall have the right to require Golden Harvest to redeem all (but not part only) of the outstanding principal amount of the Convertible Note at 104% of the principal amount of the Convertible Note outstanding together with accrued but unpaid interest when (a) any person or persons acting together acquires control (meaning a holding or aggregate holdings of more than 50% of the voting rights) of Golden Harvest; or (b) Golden Harvest consolidates with or merges into or sells or transfers all or substantially all of its assets to another person or persons acquiring control (meaning a holding or aggregate holdings of more than 50% of the voting rights) over Golden Harvest or the successor entity. To the best of the knowledge, information and belief of the Directors, there is no controlling shareholder (as defined in the Listing Rules) in Golden Harvest.

In the event of the occurrence of certain events of default specified in the Convertible Note, (which include customary events of default such as delisting of the Golden Harvest Shares or prolonged suspension due to default of Golden Harvest or any of its directors, officers, employees or agents (other than as a result of a general offer), default in interest on the Convertible Note or principal payment when due, breaches of the terms of the Convertible Note and failing to take remedy action, insolvency or winding up events, and defaults on other indebtedness payment obligations by Golden Harvest or any of its major subsidiaries), the Subscriber may also require Golden Harvest to redeem at 100% of the principal amount of the Convertible Note then outstanding plus interest accrued.

Voting: The Subscriber will not be entitled to receive notice of, attend or vote at any general meetings of Golden Harvest by reason only of it being the holder of the Convertible Note.

Listing: No application will be made for the listing of, or permission to deal in, the Convertible Note on the Stock Exchange or any other stock exchange. An application will be made to the Listing Committee by Golden Harvest for the listing of, and permission to deal in, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Note.

Ranking:

(i) The obligations of Golden Harvest arising under the Notes constitute general, unsubordinated, direct, unconditional and unsecured obligations of Golden Harvest and shall at all times rank equally among themselves and pari passu with obligations of Golden Harvest under the convertible notes in the aggregate principal amount of HK$20 million issued by Golden Harvest on 23rd May, 2006 and all other present and future unsecured and unsubordinated obligations of Golden Harvest except for obligations accorded preference by mandatory provisions of applicable law.

(ii) The Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Note will rank pari passu in all respects with all other Golden Harvest Shares in issue at the date of conversion of the Convertible Note.

Conversion Shares

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries (including the Subscriber) holds any Golden Harvest Shares or other convertible securities of Golden Harvest. On the basis of the 1,330,309,375 Golden Harvest Shares in issue as at the date of the Subscription Agreement and assuming the other three subscribers of the Notes do not exercise their conversion rights, upon full conversion of the Convertible Note at the initial Conversion Price of HK$0.22 per Golden Harvest Share, the Subscriber will be interested in a total of 227,272,727 Conversion Shares, representing approximately 14.6% of the issued share capital of Golden Harvest as enlarged by such conversion. Should the Notes be exercised in full by the Subscriber and all other three subscribers of the Notes at the initial Conversion Price of HK$0.22 per Golden Harvest Share, the Subscriber will be interested in approximately 12.7% of the issued share capital of Golden Harvest as enlarged by the full conversion of the Notes.

As at the Latest Practicable Date, no decision has been made as to whether or when or the extent to which the conversion rights attached to the Convertible Note are to be exercised by the Subscriber.

Conversion Price

The initial Conversion Price of HK$0.22 per Golden Harvest Share was arrived at after arm's length negotiations between the Subscriber and Golden Harvest with reference to the unaudited consolidated net asset value of Golden Harvest attributable to its shareholders of approximately HK$0.31 per Golden Harvest Share as at 31st December, 2005 and the prevailing market price of the Golden Harvest Shares prior to the signing of the Subscription Agreement. The Conversion Price represents:

(i) a premium of approximately 46.7% over the closing price of HK$0.15 per Golden Harvest Share as quoted on the Stock Exchange on 10th July, 2006, being the last trading day (the "Last Trading Day") prior to the suspension of trading in the Golden Harvest Shares pending the release by Golden Harvest of the announcement in relation to the issue of the Notes;

(ii) a premium of approximately 46.7% over the average closing price of HK$0.15 per Golden Harvest Share for the last 5 trading days up to and including the Last Trading Day;

(iii) a premium of approximately 47.8% over the average closing price of HK$0.1488 per Golden Harvest Share for the last 30 trading days up to and including the Last Trading Day; and

(iv) a discount of approximately 29.0% to the unaudited consolidated net asset value of Golden Harvest attributable to its shareholders of approximately HK$0.31 per Golden Harvest Share (based on the unaudited consolidated net asset value of Golden Harvest attributable to its shareholders of approximately HK$413,682,000 as at 31st December, 2005, being the date to which the latest unaudited consolidated financial statements of the Golden Harvest Group were made up, and the issued share capital of 1,330,309,375 Golden Harvest Shares as at that date).

INFORMATION ON GOLDEN HARVEST

The principal activities of the Golden Harvest Group and its associated companies and jointly controlled entities consist of worldwide film and video distribution, film exhibition in Hong Kong, Malaysia, Singapore, Taiwan and Mainland China and the operation of a film processing business in Hong Kong.

According to the annual report of Golden Harvest for the year ended 30th June, 2005, the Golden Harvest Group recorded an audited consolidated turnover of approximately HK$203.2 million and HK$218.5 million for each of the two years ended 30th June, 2005 and 2004 respectively. The audited consolidated loss before and after taxation and minority interests of the Golden Harvest Group for the year ended 30th June, 2005 were approximately HK$0.7 million and HK$12.9 million respectively. The audited consolidated loss before and after taxation and minority interests of the Golden Harvest Group for the year ended 30th June, 2004 were approximately HK$0.9 million and HK$11.7 million respectively. As stated in the interim report of Golden Harvest, the Golden Harvest Group recorded an unaudited consolidated turnover of approximately HK$265.2 million and HK$98.3 million for the six-months ended 31st December, 2005 and 2004 respectively. The unaudited consolidated profit before and after taxation and minority interests of the Golden Harvest Group for the six months ended 31st December, 2005 were approximately HK$5.2 million and HK$5.1 million respectively. The unaudited consolidated net asset value of Golden Harvest attributable to its shareholders was approximately HK$413.7 million as at 31st December, 2005.

According to the announcement of Golden Harvest dated 11th July, 2006, the Golden Harvest Group intends to apply the net proceeds from the issue of the Notes of approximately HK$99 million for its acquisitions and investments in new businesses which are complementary to its existing businesses, such as investments in new cinemas and digital screen advertising business in mainland China, expansion of its existing businesses, and discharging part of its current outstanding liabilities of approximately HK$50 million.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

At present, the Group intends to fund the Subscription by its internal resources. It is expected that the Subscription would not have material impact on the net asset position of the Group. The interest income to be generated from the Convertible Note will enhance the revenue and income base of the Group.

REASONS FOR THE SUBSCRIPTION

The Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in associated companies which are listed on the Stock Exchange and the Singapore Exchange Limited and long-term convertible notes issued by companies listed on the Stock Exchange. The Company itself is an investment holding company.

In view of the improved financial results of the Golden Harvest Group for the six months ended 31st December, 2005, the Directors are optimistic about the business prospects of Golden Harvest. The conversion right attached to the Convertible Note gives the Group a right but not an obligation to acquire equity interests in Golden Harvest. This offers the Group a two-year period to observe the financial performance of the Golden Harvest Group and the market performance of the Golden Harvest Shares, and an opportunity to acquire an equity stake in Golden Harvest and capture potential capital gain should the share price of the Golden Harvest Shares be at the then market price exceeding the Conversion Price. The Convertible Note also provides the Group with a stable return on investment. Based on the above, the Directors consider that the Subscription is in the interests of the Company and the Shareholders as a whole and the terms of the Subscription Agreement and the Convertible Note to be fair and reasonable as far as the Shareholders are concerned.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code; or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) *Interests in the Shares*

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan Kwok Keung; Charles ("Dr. Chan")	Long position	Beneficial owner	Personal interest	1,600,000	0.65%
(Notes 1&2)	Long position	Interest of controlled corporation	Corporate interest	57,614,951	23.31%
Dr. Yap, Allan ("Dr. Yap") *(Note 3)*	Long position	Beneficial owner	Personal interest	1,600,000	0.65%
Mr. Lui Siu Tsuen, Richard ("Mr. Lui")	Long position	Beneficial owner	Personal interest	3,350,000	1.36%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 57,614,951 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

3. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Yap in the Company.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

(i) Share options

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held	Exercise price per Share *HK$*	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	31st August, 2001 to 30th August, 2006	4,000,000	2.9888	1.62%
Dr. Yap	Long position	Beneficial owner	Personal interest	31st August, 2001 to 30th August, 2006	3,250,000	2.9888	1.31%

(ii) Convertible bond

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	315,756	0.13%
		Interest of controlled corporation	Corporate interest	157,721,743	63.81%

(c) Interests in associated corporations (as defined in the SFO) of the Company

(i) Interests in share options of PSC Corporation Ltd ("PSC")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in PSC	Exercise price per share *Singapore dollars*	Approximate % of the issued share capital of PSC
Dr. Yap	Long position	Beneficial owner	Personal interest	20th August, 2004 to 19th August, 2013	5,000,000	0.086	0.27%
Mr. Lui	Long position	Beneficial owner	Personal interest	20th August, 2004 to 19th August, 2013	2,000,000	0.086	0.11%

(ii) Interests in Wing On Travel (Holdings) Limited ("Wing On")

(a) Interests in shares of Wing On

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of shares held in Wing On	Approximate % of the issued share capital of Wing On
Dr. Chan	Long position	Beneficial owner	Personal interest	4,529,800	0.74%

(b) Interests in share options of Wing On

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in Wing On	Exercise price per share *HK$*	Approximate % of the issued share capital of Wing On
Dr. Yap	Long position	Beneficial owner	Personal interest	22nd June, 2006 to 21st June, 2008	4,000,000	0.728	0.65%
Mr. Lui	Long position	Beneficial owner	Personal interest	22nd June, 2006 to 21st June, 2008	4,600,000	0.728	0.75%
Mr. Kwok Ka Lap, Alva	Long position	Beneficial owner	Personal interest	22nd June, 2006 to 21st June, 2008	500,000	0.728	0.08%
Mr. Sin Chi Fai	Long position	Beneficial owner	Personal interest	22nd June, 2006 to 21st June, 2008	500,000	0.728	0.08%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

As at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underling shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares

Name	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Ms. Ng Yuen Lan, Macy *(Note 1)*	Long position	Interest of spouse	57,614,951	157,721,743	87.12%
Ms. Ng Yuen Lan, Macy *(Note 1)*	Long position	Interest of spouse	1,600,000	4,315,756	2.39%
Dr. Chan *(Note 1)*	Long position	Interest of controlled corporation	57,614,951	157,721,743	87.12%
Dr. Chan *(Note 1)*	Long position	Beneficial owner	1,600,000	4,315,756	2.39%
Chinaview *(Note 1)*	Long position	Interest of controlled corporation	57,614,951	157,721,743	87.12%
Galaxyway Investments Limited ("Galaxyway") *(Note 1)*	Long position	Interest of controlled corporation	57,614,951	157,721,743	87.12%
ITC Corporation Limited ("ITC") *(Note 1)*	Long position	Interest of controlled corporation	57,614,951	157,721,743	87.12%
ITC Investment Holdings Limited ("ITC Investment") *(Note 1)*	Long position	Interest of controlled corporation	57,614,951	10,662,920	27.62%
Mankar Assets Limited ("Mankar") *(Note 1)*	Long position	Interest of controlled corporation	57,614,948	–	23.31%
Famex Investment Limited ("Famex") *(Note 1)*	Long position	Beneficial owner	57,614,948	–	23.31%
Christian Emil Toggenburger	Long position	Beneficial owner	16,944,541	–	6.86%
Christian Emil Toggenburger	Long position	Interests held jointly with another persons	4,400,464	–	1.78%

Name	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	Long position	Investment manager	13,441,697	-	5.44%
Stark Asia Master Fund Ltd. *(Note 2)*	Long position	Beneficial owner	-	15,686,275	6.35%
Stark Master Fund, Ltd. *(Note 2)*	Long position	Beneficial owner	-	101,960,784	41.25%
Stark Investments (Hong Kong) Limited *(Note 2)*	Long position	Investment manager	-	127,450,980	51.56%

Notes:

1. Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owns 3 Shares. Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar is deemed to be interested in 57,614,948 Shares held by Famex. ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 57,614,951 Shares and 157,721,743 underlying shares (in respect of unlisted equity derivatives of the Company) which are held by Famex and Hollyfield. Ms. Ng Yuen Lan, Macy is also deemed to be interested in 1,600,000 Shares and 4,315,756 underlying shares (in respect of unlisted equity derivatives of the Company) held by Dr. Chan.

   ITC, through Hollyfield also holds the convertible bond of the Company ("Hanny Bond") with face value of HK$95,966,280. Upon full conversion of the Hanny Bond at an initial conversion price of HK$9.0 per Share, 10,662,920 Shares will be issued to Hollyfield. Dr. Chan holds the Hanny Bond with face value of HK$2,841,810. Upon full conversion of the Hanny Bond at an initial conversion price of HK$9.0 per Share, 315,756 Shares will be issued to Dr. Chan.

   Pursuant to the subscription agreement dated 27th June, 2006 entered into between ITC and the Company, ITC has conditionally agreed to subscribe for at completion the 1% convertible exchangeable note due 2011 proposed to be issued by the Company with a principal amount of US$75 million ("ITC Note") which entitled its holder to convert the ITC Note into 147,058,823 new Shares at an initial conversion price of US$0.51 per Share (subject to adjustment).

2. Stark Asia Master Fund Ltd. and Stark Master Fund, Ltd. are funds managed by Stark Investments (Hong Kong) Limited.

(b) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Hanny Investment Group Limited (formerly known as "Memorex Holdings Limited")	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%

Save as disclosed above, as at the Latest Practicable Date, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had any interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors has a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity the businesses of which are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Chan	PYI Corporation Limited *(Note)*	Property investment in Hong Kong	Non-executive director and substantial shareholder
Dr. Yap	Wing On and its subsidiaries	Property investment in Hong Kong and the People's Republic of China	Executive director
Mr. Lui	Wing On and its subsidiaries	Property investment in Hong Kong and the People's Republic of China	Executive director

Note: Such businesses may be conducted through its subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Directors nor their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, a fellow member of The Hong Kong Institute of Certified Public Accountants.

(ii) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(iii) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(iv) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

5. 董事於競爭業務中之權益

於最後實際可行日期，董事於競爭業務中之權益按上市規則第8.10條之規定披露如下：

董事姓名	其業務現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
陳博士	保華集團有限公司（附註）	於香港從事物業投資	非執行董事及主要股東
Yap博士	永安及其附屬公司	於香港及中華人民共和國從事物業投資	執行董事
呂先生	永安及其附屬公司	於香港及中華人民共和國從事物業投資	執行董事

附註：該等業務可透過附屬公司、聯營公司或以其他投資方式進行。

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

6. 其他事項

(i) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(ii) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(iii) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(iv) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 本通函之中、英文版本如有歧異，須以英文版本為準。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方（董事除外）直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益：

附屬公司名稱	股東姓名／名稱	已發行股本百分比
Digital Communications Limited	Global 2000 Management Limited	40%
Hanny Investment Group Limited（前稱「Memorex Holdings Limited」）	Global Media Limited	35%
Sino Partner Holdings Limited	田樸珺	17%
中國國際電訊集團有限公司	China Telecom Investment Corporation	49%
潤孚實業有限公司	王明健	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%

除上文所披露者外，於最後實際可行日期，董事並不知悉有任何一方（非董事）於最後實際可行日期於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之任何權益或淡倉，或直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益或擁有有關股份之任何購股權。

3. 訴訟

於最後實際可行日期，而就董事所知，本公司及其任何附屬公司亦無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	本公司已發行股本概約百分比
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	好倉	投資經理	13,441,697	-	5.44%
Stark Asia Master Fund Ltd.（附註2）	好倉	實益擁有人	-	15,686,275	6.35%
Stark Master Fund, Ltd.（附註2）	好倉	實益擁有人	-	101,960,784	41.25%
Stark Investments (Hong Kong) Limited（附註2）	好倉	投資經理	-	127,450,980	51.56%

附註：

1. Hollyfield Group Limited（「Hollyfield」）（為ITC Investment之全資附屬公司）擁有3股股份。其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar被視為於其威持有之57,614,948股股份中擁有權益。ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威及Hollyfield 持有之57,614,951股股份及157,721,743股相關股份（就本公司非上市股本衍生工具而言）中擁有權益。伍婉蘭女士亦被視為於陳博士持有之1,600,000股股份及4,315,756股相關股份（就本公司非上市股本衍生工具而言）中擁有權益。

   德祥企業亦透過Hollyfield持有面值為95,966,280港元之本公司可兑換債券（「錦興債券」）。於錦興債券按初步兑換價每股股份9.0港元獲悉數兑換後，10,662,920股股份將發行予Hollyfield。陳博士持有面值為2,841,810港元之錦興債券。於錦興債券按初步兑換價每股股份9.0港元獲悉數兑換後，315,756股股份將發行予陳博士。

   根據德祥企業與本公司於二零零六年六月二十七日訂立之認購協議，德祥企業已有條件同意於完成時認購由本公司擬發行本金額75,000,000美元並於二零一一年到期之1%可兑換可交換票據（「德祥企業票據」），賦予其持有人權利按初步兑換價每股股份0.51美元（可予調整）將德祥企業票據兑換為147,058,823股新股份。

2. Stark Asia Master Fund Ltd.及Stark Master Fund, Ltd.為由Stark Investments (Hong Kong) Limited管理之基金。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

於最後實際可行日期，以下人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或記錄於本公司根據證券及期貨條例第336條而須存置之登記冊內：

(a) *於股份之權益*

姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	本公司已發行股本概約百分比
伍婉蘭女士（附註1）	好倉	配偶權益	57,614,951	157,721,743	87.12%
伍婉蘭女士（附註1）	好倉	配偶權益	1,600,000	4,315,756	2.39%
陳博士（附註1）	好倉	受控公司之權益	57,614,951	157,721,743	87.12%
陳博士（附註1）	好倉	實益擁有人	1,600,000	4,315,756	2.39%
Chinaview（附註1）	好倉	受控公司之權益	57,614,951	157,721,743	87.12%
Galaxyway Investments Limited（「Galaxyway」）（附註1）	好倉	受控公司之權益	57,614,951	157,721,743	87.12%
德祥企業集團有限公司（「德祥企業」）（附註1）	好倉	受控公司之權益	57,614,951	157,721,743	87.12%
ITC Investment Holdings Limited（「ITC Investment」）（附註1）	好倉	受控公司之權益	57,614,951	10,662,920	27.62%
Mankar Assets Limited（「Mankar」）（附註1）	好倉	受控公司之權益	57,614,948	–	23.31%
其威投資有限公司（「其威」）（附註1）	好倉	實益擁有人	57,614,948	–	23.31%
Christian Emil Toggenburger	好倉	實益擁有人	16,944,541	–	6.86%
Christian Emil Toggenburger	好倉	與其他人士共同持有之權益	4,400,464	–	1.78%

(ii) 於永安旅遊(控股)有限公司(「永安」)之權益

(a) 於永安股份之權益

董事姓名	好倉/淡倉	身份	權益性質	持有永安股份數目	永安已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	4,529,800	0.74%

(b) 於永安購股權之權益

董事姓名	好倉/淡倉	身份	權益性質	行使期間	持有永安購股權數目	每股行使價	永安已發行股本概約百分比
						港元	
Yap博士	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,000,000	0.728	0.65%
呂先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,600,000	0.728	0.75%
郭嘉立先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	500,000	0.728	0.08%
冼志輝先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	500,000	0.728	0.08%

除上文所披露者外,於最後實際可行日期,董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉;(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益;或(c)須根據標準守則知會本公司及聯交所之任何權益。

(b) 於本公司股本衍生工具（定義見證券及期貨條例）之權益

(i) 購股權

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有購股權數目	每股行使價 港元	本公司已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	1.62%
Yap博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.31%

(ii) 可兑換債券

董事姓名	好倉／淡倉	身份	權益性質	持有相關股份數目（股本衍生工具項下）	本公司已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	315,756	0.13%
		受控公司之權益	公司權益	157,721,743	63.81%

(c) 於本公司相聯法團（定義見證券及期貨條例）之權益

(i) 於普威集團有限公司（「普威集團」）購股權之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有普威集團購股權數目	每股行使價 新加坡元	普威集團已發行股本概約百分比
Yap博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
呂先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司及其相聯法團股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團（根據證券及期貨條例第XV部之定義）之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）或根據標準守則知會本公司及聯交所之權益及淡倉；或(b)須根據證券及期貨條例第352條載入本公司存置之登記冊之權益及淡倉如下：

(a) 於股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	本公司已發行股本概約百分比
陳國強博士（「陳博士」）	好倉	實益擁有人	個人權益	1,600,000	0.65%
（附註1及2）	好倉	受控公司之權益	公司權益	57,614,951	23.31%
Yap, Allan博士（「Yap博士」）（附註3）	好倉	實益擁有人	個人權益	1,600,000	0.65%
呂兆泉先生（「呂先生」）	好倉	實益擁有人	個人權益	3,350,000	1.36%

附註：

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有57,614,951股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段所載權益詳述及重複。

3. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算，以計算Yap博士於本公司之權益總額。

認購事項之財務影響

目前，本集團擬透過其內部資源為認購事項提供資金。認購事項預期將不會對本集團之資產淨值狀況構成重大影響。從可兑換票據中將予產生之利息收入將會提升本集團之收益及收入基礎。

進行認購事項之理由

本集團主要從事證券買賣、物業投資及買賣、持有採砂船隻，以及其他策略性投資，包括於在聯交所及新加坡交易所有限公司上市之聯營公司及由在聯交所上市之公司所發行長期可兑換票據之投資。本公司本身為一家投資控股公司。

鑒於嘉禾集團於截至二零零五年十二月三十一日止六個月之財務業績得到改善，董事對嘉禾之業務前景感到樂觀。可兑換票據隨附之兑換權賦予本集團權利（而非責任）以認購嘉禾之股權。此舉給予本集團兩年期間，以觀察嘉禾集團之財務表現及嘉禾股份之市場表現，並在嘉禾股份股價為當時之市價高於兑換價時有機會收購嘉禾股權及獲取潛在資本收益。可兑換票據亦為本集團提供穩定之投資回報。基於以上所述，董事認為，認購事項乃符合本公司及其股東之整體利益，且認購協議及可兑換票據之條款對股東而言均屬公平合理。

一般事項

閣下敬請垂注本通函附錄所載之其他資料。

此　致

列位股東　台照
可兑換票據持有人及
根據本公司購股權計劃授出之
購股權持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零六年七月二十八日

兌換價

每股嘉禾股份之初步兌換價0.22港元乃認購人與嘉禾按公平原則磋商並參照於二零零五年十二月三十一日之嘉禾股東應佔未經審核綜合資產淨值每股嘉禾股份約0.31港元及嘉禾股份於簽署認購協議前之現行市場價格後釐定。兌換價較：

(i) 二零零六年七月十日(即嘉禾股份暫停買賣以待嘉禾刊登有關發行該等票據之公佈前之最後交易日)(「最後交易日」)在聯交所所報收市價每股嘉禾股份0.15港元溢價約46.7%；

(ii) 到最後交易日(包括該日)止對上5個交易日之平均收市價每股嘉禾股份0.15港元溢價約46.7%；及

(iii) 到最後交易日(包括該日)止對上30個交易日之平均收市價每股嘉禾股份0.1488港元溢價約47.8%；及

(iv) 嘉禾股東應佔嘉禾股份未經審核綜合資產淨值每股嘉禾股份約0.31港元折讓約29.0%(乃以嘉禾股東應佔於二零零五年十二月三十一日(為編製嘉禾集團最近期未經審核綜合財務報表的日期)未經審核綜合資產淨值約413,682,000港元及於該日已發行股本1,330,309,375股嘉禾股份而計算出來)。

有關嘉禾之資料

嘉禾集團及其聯營公司和共同控制實體之主要業務包括全球電影及錄像發行、在香港、馬來西亞、新加坡、台灣及中國內地放映電影，並在香港進行電影製作業務。

根據嘉禾於截至二零零五年六月三十日止年度之年報，嘉禾集團於截至二零零五年及二零零四年六月三十日止兩個年度分別錄得經審核綜合營業額約203,200,000港元及218,500,000港元。嘉禾集團於截至二零零五年六月三十日止年度之除税及少數股東權益前及後之經審核綜合虧損分別約為700,000港元及12,900,000港元。嘉禾集團於截至二零零四年六月三十日止年度之除税及少數股東權益前及後之經審核綜合虧損分別約為900,000港元及11,700,000港元。誠如嘉禾集團之中期報告所載，嘉禾集團於截至二零零五年及二零零四年十二月三十一日止六個月分別錄得未經審核綜合營業額約265,200,000港元及98,300,000港元。嘉禾集團於截至二零零五年十二月三十一日止六個月之除税及少數股東權益前及後之未經審核綜合溢利分別約為5,200,000港元及5,100,000港元。於二零零五年十二月三十一日，嘉禾股東應佔嘉禾之未經審核綜合資產淨值約為413,700,000港元。

根據嘉禾日期為二零零六年七月十一日之公佈，嘉禾集團欲將發行該等票據所得款項淨額約99,000,000港元用作收購及投資與其現有業務相配合之新業務(例如投資中國內地之新電影院及數碼銀幕廣告業務)、擴展其現有業務，以及減少其部分流動負債約50,000,000港元。

倘發生若干可兑換票據所載之違約事件，（包括常規違約事件如嘉禾股份被撤銷上市地位或因嘉禾或其任何董事、行政人員、僱員或代理商之失職而被長期停牌（因全面收購而導致的除外）、未能履行支付到期之可兑換票據利息或本金、違反可兑換票據的條款及未能作出補救措施、無償還能力或清盤事件及嘉禾或其任何主要附屬公司未能履行對其他債務償還的責任），則認購人亦可要求嘉禾以足額本金額贖回當時尚未償還可兑換票據另加累計利息。

投票權：認購人因僅以其乃可兑換票據持有人之身份，一概無權接收嘉禾任何股東大會之通告，亦無權出席股東大會或於會上投票。

上市：可兑換票據將不會在聯交所或任何其他證券交易所申請上市或批准買賣。嘉禾將向上市委員會申請因行使可兑換票據隨附之兑換權而將予發行之兑換股份上市及批准買賣。

地位：
(i) 嘉禾根據該等票據所產生之責任構成嘉禾之一般、非後償、直接、無條件及無抵押責任及須於任何時間享有同等權利，亦與嘉禾根據嘉禾於二零零六年五月二十三日發行之本金總額達20,000,000港元之可兑換票據所產生之責任及嘉禾所有其他目前及日後無抵押及非後償責任（不包括適用法律之強制條文所訂明之優先責任）享有同等地位。

(ii) 因行使可兑換票據隨附之兑換權而將予發行之兑換股份將於可兑換票據兑換當日與嘉禾所有其他已發行股份在各方面享有同等地位。

兑換股份

於最後實際可行日期，本公司或其任何附屬公司（包括認購人）概無持有任何嘉禾股份或嘉禾其他可兑換證券之權益。按於認購協議日期已發行嘉禾股份1,330,309,375股計算（及假設該等票據之其他三位認購人並無行使彼等之兑換權），待可兑換票據按每股嘉禾股份之初步兑換價0.22港元獲悉數兑換後，認購人將擁有合共227,272,727股兑換股份權益，佔嘉禾經該兑換擴大後已發行股本約14.6%。倘認購人及該等票據之其他三位認購人以每股嘉禾股份之初步兑換價0.22港元悉數行使該等票據，則認購人將擁有嘉禾經該等票據悉數兑換擴大後已發行股本約12.7%之權益。

於最後實際可行日期，認購人尚未決定是否或何時行使可兑換票據隨附之兑換權，亦未決定行使之數額。

倘認購人終止認購協議，則訂約雙方於認購協議項下之所有責任將會停止和終結，除先前違反協議之情況外，訂約方一概不得就認購協議所產生或與之有關之任何事宜向任何其他訂約方提出任何索償。

可兑換票據

主要條款

本金額 : 50,000,000港元

兑換價 : 每股嘉禾股份之初步兑換價為0.22港元，於下列情況下可作出常規反攤薄調整，包括股份合併、股份分拆、資本化發行、股本分派、供股及其他股本或股本衍生工具發行。

息率 : 每年4%，須每半年支付累計利息。

到期日 : 完成日期起計緊隨第二個週年日前之該日。

贖回 : 除之前已兑換或購買或贖回者外，嘉禾將於到期日按贖回金額（為當時尚未兑換之可兑換票據本金額之104%），連同累計而未付之利息贖回可兑換票據。

可兑換票據之到期收益率為每年約5.9%。

可轉讓性 : 可兑換票據在未取得嘉禾事先書面同意前，不得(i)轉讓予並非認購人附屬公司或控股公司之任何人士；或(ii)轉售或轉讓予嘉禾之關連人士。

兑換期 : 認購人將有權於可兑換票據發行當日後第7日起計直至到期日前7日（包括該日）期間內隨時按當時之兑換價將可兑換票據全部或任何部份（為1,000,000港元或其倍數）尚未兑換之本金額兑換為嘉禾股份。

兑換時將不會發行零碎之嘉禾股份，並將不會就有關兑換股份向認購人退還任何款項。

認購人回售權 : 倘(a)任何人士或共同行事之人士取得嘉禾之控制權（指持有或合共持有超過50%投票權）；或(b)嘉禾將其全部或大部分資產綜合或合併或出售或轉讓予任何取得嘉禾或其後繼實體之控制權（指持有或合共持有超過50%投票權）之其他人士或共同行事之人士，則認購人將有權要求嘉禾以尚未兑換之可兑換票據本金額之104%贖回可兑換票據全部（但非部分）尚未兑換本金額，連同累計未付利息。以董事所知、所悉及所信，嘉禾並無控股股東（定義見上市規則）。

由認購人提出終止

認購人可於完成當日支付可兑換票據前任何時間內，向嘉禾發出事先通知終止認購協議倘：

(a) 出現、發生或實行：

(i) 任何事件、事態發展或變動（不論是否屬於本地、全國或國際性質，或屬於認購協議日期之前、當日及／或之後發生或持續之連串事件、事態發展或變動之一部分），包括有關政治、軍事、工業、金融、經濟、財政、規管或其他性質之現行事態之事件或變動或發展（不論是否與任何前述者屬同類性質）；

(ii) 基於特殊財政情況或其他原因致令證券於聯交所之買賣全面被施加任何凍結、暫停買賣或重大限制；

(iii) 本地、全國或國際證券市場之狀況出現任何重大及不利變動；

(iv) 引入任何新法例或規例或更改任何現有法例或規例或其於香港任何法院或其他具充分司法權之機關或任何其他司法權區之任何詮釋或應用並與嘉禾集團有關，而此舉將對嘉禾之業務或財政或貿易狀況構成重大及不利影響；

(v) 任何暫停買賣嘉禾股份超過十個營業日之期間，惟嘉禾因根據上市規則而需刊發任何公佈而暫停買賣則除外；

(vi) 涉及香港或其他地區之未來税項或外匯管制（或實施外匯管制）之變動或發展，而此舉將對嘉禾之業務、財政或貿易狀況構成重大及不利影響；或

(vii) 任何第三方對嘉禾集團任何成員公司提出任何重大訴訟或索償，而該等訴訟或索償將對嘉禾之業務、財政或貿易狀況構成重大及不利影響，

及按認購人合理行事下認為，可合理地預期將對或已對嘉禾之狀況（財政或其他方面）或盈利、業務事宜或業務前景構成重大不利影響；或

(b) 認購人得悉出現任何重大違反認購協議所載由嘉禾作出之任何聲明、保證及承諾之情況，或於認購協議日期當日或其後但於完成前發生任何事件或出現任何事宜，而該等事件或事宜若於認購協議日期前發生或出現，將令上述任何聲明、保證 及承諾失實、不確或含有誤導成分；或

(c) 在任何重大方面違反或未能履行在認購協議項下之任何嘉禾之責任。

認購協議

日期：　　二零零六年七月十日

認購協議之各訂約方

(i)　認購人，為以現金方式認購本金額50,000,000港元之可兑換票據之認購人；及

(ii)　嘉禾，為可兑換票據之發行人。

董事在作出一切合理查詢後，以彼等所知、所悉及所信，嘉禾為獨立於本公司及其關連人士之第三方，而於認購協議日期及最後實際可行日期，概無本公司之關連人士持有任何嘉禾股份。

認購協議之條件

認購協議須待下列條件達成後，方告完成：

(a)　上市委員會已批准（不論屬無條件或僅受（其中包括）嘉禾或任何認購人及其他認購人在各自的情況下合理地不予反對之條件所限）兑換股份上市及買賣；

(b)　上市規則規定嘉禾之股東（不包括因上市規則適用條文而無權投票的任何股東）於股東大會上以必需之大多數通過一項決議案，以批准、確認及追認嘉禾訂立該認購協議及履行認購協議項下擬進行之交易（包括發行該等票據及因行使隨附於該等票據之兑換權而予以發行及配發之兑換股份）；

(c)　百慕達法律顧問以認購人合理要求之形式及實質內容（就（其中包括）認購協議及可兑換票據根據百慕達法例之有效性，以及嘉禾是否有資格訂立認購協議及可兑換票據等事宜）出具及送達法律意見；及

(d)　嘉禾於認購協議所作出之聲明、保證及承諾於作出時在任何重大方面均屬真實、完整及準確及並無含有誤導成份，並於完成時在任何重大方面乃屬真實、完整及準確及並無含有誤導成份。

倘上述任何先決條件未能於緊隨認購協議日期後滿120個曆日當日或之前（或認購人與嘉禾可能以書面協定之較後日期）達成或獲認購人豁免（就上文第(d)項先決條件而言），則認購協議將於其後隨即失效，且不再具有進一步之約束力，而認購協議之各訂約方概不得根據認購協議向其他訂約方提出任何索償或責任或義務，惟因先前違反認購協議而產生之任何索償除外。

完成

完成將於上文「認購協議之條件」一節所述條件獲達成或（視乎情況而定）獲豁免後第三個營業日（或認購人與嘉禾可能以書面協定之其他日期）作實。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:275)

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港九龍
觀塘鴻圖道51號
保華企業中心8樓

敬啟者:

須予披露交易
認購嘉禾娛樂事業(集團)有限公司
之可兑換票據

緒言

於二零零六年七月十一日,本公司宣佈,認購人已於二零零六年七月十日與嘉禾訂立認購協議,內容有關由認購人或其代名人認購嘉禾於二零零八年到期之可兑換票據,本金額為50,000,000港元。同日,嘉禾按與認購人訂立之認購協議大致相同之條款與其他認購人訂立其他認購協議。董事在作出一切合理查詢後,以彼等所知、所悉及所信,各其他認購人均為獨立於本公司及其關連人士之第三方。嘉禾將予發行之該等票據(包括可兑換票據)之本金總額為100,000,000港元。

根據上市規則,認購協議項下之認購事項及待行使隨附於可兑換票據之兑換權而獲得兑換股份各自構成本公司一項須予披露交易。本通函旨在向 閣下提供有關認購協議及可兑換票據之資料,以及有關本公司之進一步資料。

* 僅供識別

「標準守則」	指	上市規則所載上市公司董事進行證券交易之標準守則
「該等票據」	指	嘉禾建議將予發行本金總額100,000,000港元之4%可兑換票據（包括可兑換票據），賦予票據持有人有權以當時現行之兑換價將尚未償還之本金額兑換成兑換股份，而「票據」將以此來詮釋
「其他認購協議」	指	嘉禾與三位其他認購人就認購本金總額50,000,000港元之該等票據（不包括可兑換票據）而全部於二零零六年七月十日訂立之三份其他認購協議
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購人」	指	Quick Target Limited，一家於二零零六年五月三日在英屬處女群島註冊成立之有限公司，並為本公司間接全資擁有之附屬公司
「認購事項」	指	認購人或其代名人根據認購協議認購可兑換票據
「認購協議」	指	認購人與嘉禾就有關認購事項而於二零零六年七月十日根據該協議所載之條款及條件訂立之有條件認購協議
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

於本通函內，除文義另有所指外，以下詞彙具有下列涵義：

「營業日」	指	除星期六以外香港之銀行公開營業之任何日子
「本公司」	指	錦興集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「完成」	指	認購協議之完成
「關連人士」	指	具有上市規則所界定之涵義
「可兑換票據」	指	由認購人或其代名人根據認購協議將予認購本金額為50,000,000港元之票據
「兑換價」	指	可兑換票據項下每股嘉禾股份之兑換價（可根據可兑換票據之條款不時予以調整）
「兑換股份」	指	嘉禾就行使該等票據（包括可兑換票據）隨附之兑換權以當時之兑換價而將予發行之嘉禾新股份
「董事」	指	本公司董事
「嘉禾」	指	嘉禾娛樂事業（集團）有限公司（股份代號：1132），一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「嘉禾集團」	指	嘉禾及其附屬公司
「嘉禾股份」	指	嘉禾股本中每股面值0.10港元之普通股股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零六年七月二十六日，即本通函於付印前為確定其中所載若干資料之最後實際可行日期
「上市委員會」	指	聯交所之上市委員會
「上市規則」	指	聯交所證券上市規則
「到期日」	指	自完成日期起計第二個週年日前之該日，或倘該日並非為營業日，則為其後之首個營業日

目　錄

閣下如對本通函任何方面或對將予採取之行動**有任何疑問**，應立即諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下**錦興集團有限公司**證券，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。


HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：275）

須予披露交易
認購嘉禾娛樂事業（集團）有限公司之可兌換票據

錦興集團有限公司之財務顧問



新百利有限公司

二零零六年七月二十八日

* 僅供識別